FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 26, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 26, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the results of its 2006 drilling program at the LMS Project near Delta Junction, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the results of its 2006 drill program at the LMS Project near Delta Junction, Alaska.  Significant intercepts include 5.7 metres @ 2.7g/t gold and 16 g/t silver in hole LM-06-36, which was a 170 metre step out from earlier drilling.  In addition, high-grade zones were expanded with intercepts of 1.7 metres @ 12.0 g/t gold and 59.0 g/t silver and 0.3 metres @ 69 g/t gold and 18.9 g/t silver.

Project Background

The LMS project is located in Alaska, 40 kilometres south of the Pogo Gold Mine and within 14 kilometres of the Richardson Highway.  The Issuer is earning a 60% interest in the LMS project from AngloGold Ashanti (USA) Exploration Inc. (see press releases of September 5 and August 4, 2006 for details).

Results

A total of 2750 metres of core was drilled in 8 holes.  The current drilling continues to expand the previously defined Camp Zone mineralization (see press release of September 5, 2006), testing its lateral extents and establishing structural controls on the high-grade veins.  Soil geochemical sampling has continued to define new targets along the overall mineral belt.

The holes drilled in the Camp Zone demonstrate that breccia-hosted mineralization extends to the northwest producing significant thicknesses of multi-gram material (see Table below).  In addition, the high grade intercept in hole LM-06-25 (0.3 metres at 68 g/t gold) is interpreted to have intercepted the extension of the high-grade zone intersected in hole LM-06-29 (1,540 g/t gold over 0.8 metres) approximately 100 metres to the northwest.

Continuity of mineralization has been established over an area of 250 x 450 metres and remains open to the northwest and at depth.  An analysis of the vein orientations indicates that mineralization is preferentially developed on the north dipping limb of a broad fold and that the mineralization should plunge to the northwest.

Based on the vein style, gold mineralization is interpreted to represent leakage from depth through a broad structural zone and there is therefore the potential for repeated zones laterally.

Figure : LMS Project: Camp Zone Drilling.

Blue drill traces indicate new assays released in this material change report.

The location of the section in Figure 2 is indicated in red.

Significant Drill Intercepts from Late Summer 2006 Drilling Program

(intercepts calculated with 0.5g/t gold cut off)

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t Au)	Ag_ppm	Host
LM-06-25	116.59	116.89	0.30	68.00	18.85	breccia-graph qtz py
LM-06-31	240.03	241.74	1.71	12.04	58.98	breccia-graph qtz py
	253.75	256.49	2.74	3.40	2.67	schist-graphite qtz
	265.63	270.78	5.15	4.18	1.56	gneiss-bio mus
	316.96	317.51	0.55	10.70	3.63	gneiss-bio
	334.21	337.26	3.05	2.74	2.48	gneiss-bio
LM-06-35	252.59	257.56	4.97	1.61	16.79	breccia-graph qtz py
LM-06-36	312.30	325.37	13.07	1.80	11.16	breccia-graph qtz py
including	319.67	325.37	5.70	2.70	16.00	breccia-graph qtz py

Figure : Section through Camp Zone

This figure illustrates the association of gold with the brecciated graphitic quartzite unit.

Gold grades are shown as a bar plot (capped at 5 g/t).

Implications and 2007 Exploration Program

The Camp Zone is just one of several geochemical anomalies in the 59 square kilometre LMS claim block, several of which have similar geochemical signatures to the Camp Zone and have not yet been drill tested.  The 2006 drilling program has successfully expanded the size of the Camp Zone, as well as provided an insight into the key ore controls on gold mineralization which will be invaluable in evaluating other parts of the district.

The proposed 2007 exploration program will focus on the continued delineation of the northwest extension of the Camp Zone, as well as the continued identification and testing of other geochemical anomalies in the belt.  The Issuer anticipates that this program, which will include soil sampling and track auger and core drilling, will commence in June, 2007 and will cost approximately USD 750,000

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of the Issuer.

The work program at LMS was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

February 5, 2007